Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Begins Conversion of Half of 1.3 Million Square Foot

Permian Basin GATES® Facility for Hemp Cultivation and Extraction

Following Passage of Texas Hemp Law

Vancouver, BC, May 23, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) today announced that following the House of Representatives concurring with the Senate amendments, House Bill 1325 will become law in Texas (the “Texas Hemp Legislation”), subject to the June 16, 2019 deadline for the Governor to veto bills – a highly unlikely proposition for a bill that passed both the House of Representatives and Senate unanimously. As a result of this legislative change, Village Farms has begun conversion of half of its 1.3 million square foot, ultra-high-tech Permian Basin greenhouse (which utilizes the Company’s proprietary GATES® technology) for both cultivation of high-cannabidiol (CBD) hemp and CBD extraction. The Texas Hemp Legislation will require licenses for both the cultivation and processing of hemp. Village Farms plans to apply for the requisite licenses as soon as it is permitted to do under the new legislation. No time frame has yet been provided by the State of Texas for the licensing process.

Village Farms has commenced conversion of the approximately 635,000 square feet of growing area at the Permian Basin facility for hemp production, with the tomato crop having already been removed and the construction team on site. Conversion will incorporate all of the systems necessary for year-round hemp cultivation, however, the Company could, with existing systems and at this time of year, immediately begin cultivating hemp if it was licensed to do so. Village Farms expects the Permian Basin facility to be ready for year-round production in the third quarter of 2019, with extraction operations also to be added in the existing facility in 2019. Following passage of the federal 2018 Farm Bill in December 2018, Village Farms began design and development of the site-specific growing and technical systems to be prepared for conversion upon passage of a hemp bill in Texas.

“With the potential for a hemp bill to be passed in Texas, we took the calculated risk of readying a portion of our Permian Basin facility, and, as a result, we will be a first mover in the Texas hemp industry,” said Michael DeGiglio, CEO, Village Farms International. “Village Farms applauds the Texas legislature and all of the supporters of HB 1325 on passing this landmark bill, in particular Sen. Charles Perry, Rep. Tracy King, and the Texas Farm Bureau. CBD is forecast to generate sales in the United States of more than US$16 billion by 2025 and, with passage of this bill, Village Farms can now definitively and aggressively move forward with its greenhouse and CBD extraction initiatives in our home state of Texas to capitalize on this significant opportunity. As always, we will pursue our greenhouse hemp opportunity with our consistent focus on short-term cash flow generation and achieving profitability as rapidly as possible.”

Mr. DeGiglio added, “High-value crops around the world are grown in high-tech, controlled environment greenhouses and we believe that a significant proportion of the market for CBD, such as that for the high-end health and wellness products and the pharmaceutical industry will demand premium-grade product derived from hemp that is grown sustainably and to the highest standards and exacting specifications, and available continuously year round. As we are proving at our Pure Sunfarms joint venture in Canada, we expect the conversion of the existing Permian Basin operations to benefit from both our track record of developing large-scale agricultural products and our decades of site-specific experience, including climatological data, our expert growing team and an established skilled labour force. Importantly, as a result of its location in West Texas, the Permian Basin facility will not require supplemental lighting for year-round growing, contributing to our overarching objective of low-cost production. It’s a significant advantage over operations in higher latitudes.”

Completed in 2011 and located in Monahans, Texas, Village Farms’ Permian Basin facility is one of the most technologically advanced greenhouses in the world. It is based on the Company’s proprietary GATES® technology, which uses sophisticated computer systems and software to control irrigation, fertilizers, carbon dioxide, light, temperature, ventilation, humidity and other climatic factors, with thousands of different variations. In addition to its 1.3 million square foot Permian Basin facility, Village Farms owns and operates three state-of-the-art greenhouse facilities totalling an additional 4.4 million square feet in West Texas, one of the best growing environments for hemp in the United States.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp and Arkansas Valley Green and Gold Hemp, for outdoor hemp cultivation and CBD extraction and is pursuing controlled environment hemp production at a portion of its Texas greenhouse operations, which total 5.7 million square feet of production area.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

3